Mail Stop 4561

May 9, 2008

Douglas J. Shaw, President and CEO
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, MA 01801

>   **Re: Monotype Imaging Holdings Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 22, 2008**
>   **File No. 333-150034**
>
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed April 22, 2008**
>   **File No. 000-33612**

Dear Mr. Shaw:

We have reviewed your amended filings and response letter and have the following comment:

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.5 and 31.6

1. As you have amended disclosure in your Form 10-K pursuant to Items 307 and 308 of Regulation S-K, the certifications of your CEO and CFO should include paragraphs 4 and 5 from the form certification set forth in Item 601(b)(31) of Regulation S-K. In addition, note that if you have amended the financial statements and/or other financial information in your filing, the revised certifications should also include paragraph 3 from the form certification. Please amend your filing accordingly.

Please contact Katherine Wray at (202) 551-3483 or, in her absence, Maryse Mills-Apenteng at (202) 551-3457 with any questions. If you require further assistance you may contact me at (202) 551-3735.

>   Sincerely,

>   Barbara C. Jacobs
>   Assistant Director

cc: Via Facsimile (617) 523-1231
        Lizette M. Perez-Deisboeck, Esq., Goodwin Proctor LLP